SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
November 15, 2007
INFINEON TECHNOLOGIES AG
Am Campeon 1-12
D-85579 Neubiberg/Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

     This Report on Form 6-K contains a press release of Infineon Technologies AG dated November 14, 2007, announcing the Company’s results for the fourth quarter and the 2007 fiscal year.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG
Date: November 15, 2007	By:	/s/ Dr. Wolfgang Ziebart
Dr. Wolfgang Ziebart
Member of the Management Board and Chief Executive Officer

By:	/s/ Peter J. Fischl
Peter J. Fischl
Member of the Management Board and Chief Financial Officer

N e w s  R e l e a s e / P r e s s i n f o r m a t i o n

Infineon reports results for the fourth quarter and the 2007 fiscal year
HIGHLIGHTS AND KEY FIGURES
•	For the fourth quarter of the 2007 fiscal year, Infineon excluding Qimonda reported revenues of Euro 1.13 billion. EBIT was negative Euro 25 million, compared to positive Euro 13 million in the prior quarter. EBIT included net charges of Euro 94 million, mainly relating to the sale of Qimonda shares, compared to net charges of Euro 3 million in the previous quarter. Excluding these charges, EBIT for the fourth quarter was Euro 69 million, up from Euro 16 million the quarter before.

•	For the fourth quarter, the Infineon group reported revenues of Euro 1.84 billion, a net loss of Euro 280 million, and EBIT of negative Euro 241 million.

	3 months		3 months		3 months
	ended	year-on-year	ended	sequential	ended
Revenues in Euro million	Sep 30, 06	+/- in %	Jun 30, 07	+/- in %	Sep 30, 07

Infineon excluding Qimonda	1,058	7%	1,011	11%	1,127
Qimonda	1,232	(42%)	740	(4%)	711

Infineon Group	2,290	(20%)	1,751	5%	1,838

EBIT in Euro million

Infineon excluding Qimonda	(174)	86%	13	- - -	(25)
Qimonda	204	- - -	(293)	26%	(216)

Infineon Group	30	- - -	(280)	14%	(241)

Net loss Infineon Group in Euro million	(36)	- - -	(197)	(42%)	(280)

Basic and diluted loss per share (in Euro)	(0.05)	- - -	(0.26)	(42%)	(0.37)

EBIT for Infineon excluding Qimonda in the fourth quarter of the 2007 fiscal year included net charges of Euro 94 million, mainly relating to the sale of Qimonda shares. EBIT for Infineon excluding Qimonda in the third quarter included net charges of Euro 3 million. EBIT for Infineon excluding Qimonda in the fourth quarter of the 2006 fiscal year included charges of Euro 164 million.
OUTLOOK FOR THE FIRST QUARTER OF THE 2008 FISCAL YEAR
•	Infineon expects revenues for its businesses excluding Qimonda, including the mobile phone business acquired from LSI, to be about flat. EBIT excluding charges for Infineon excluding Qimonda is anticipated to decline compared to last quarter.

•	Revenues in the Automotive, Industrial & Multimarket segment are expected to decrease due to seasonality, the weak U.S. dollar, the deconsolidation of the high-power bipolar business following the expected sale of a stake in this business, and annual price reductions. Segment EBIT excluding a low double-digit million Euro gain from the expected sale of a stake in the high-power bipolar activities is anticipated to follow the revenue decline.

•	Revenues in the Communication Solutions segment are expected to grow significantly. Segment EBIT excluding a low double-digit million Euro write-down of acquired in-process research & development relating to the mobile phone business acquired from LSI is expected to be about break-even, including break-even EBIT in the wireless business.

N e w s    R e l e a s e / P r e s s e i n f o r ma t i o n
Infineon reports results for the fourth quarter and the 2007 fiscal year
Neubiberg, Germany — November 14, 2007 — Infineon Technologies AG
(FSE/NYSE:IFX) today reported results for the fourth quarter, ended September 30, and for the full 2007 fiscal year.
Results for Infineon excluding Qimonda for the fourth quarter
Revenues for Infineon excluding Qimonda in the fourth quarter of the 2007 fiscal year were Euro 1.13 billion, up 11 percent sequentially, reflecting increases in both the Automotive, Industrial & Multimarket and the Communication Solutions segment. EBIT for Infineon excluding Qimonda was negative Euro 25 million in the fourth quarter, down from positive Euro 13 million in the prior quarter. Fourth quarter EBIT included net charges of Euro 94 million, mainly relating to the sale of Qimonda shares. EBIT in the third quarter included net charges of Euro 3 million. Excluding these charges, EBIT improved to Euro 69 million in the fourth quarter, up from Euro 16 million in the third quarter.
The Automotive, Industrial & Multimarket segment reported record sales in the fourth quarter with Euro 814 million in revenues and 12 percent segment EBIT margin. Segment EBIT increased to Euro 98 million from Euro 81 million in the prior quarter. Third quarter segment EBIT included a gain of Euro 17 million related to the sale of the company’s Polymer Optical Fiber (POF) business.
In the Communication Solutions segment, revenues were Euro 318 million in the fourth quarter, and segment EBIT improved to negative Euro 16 million from negative Euro 34 million in the prior quarter.
Results for Infineon excluding Qimonda for the 2007 fiscal year
Revenues in the full 2007 fiscal year for Infineon excluding Qimonda were Euro 4.07 billion compared to Euro 4.11 billion in the previous year. EBIT for Infineon excluding Qimonda was negative Euro 49 million in the 2007 fiscal year, compared to EBIT of negative Euro 217 million in 2006. EBIT in the 2007 fiscal year included net charges of Euro 128 million compared to net charges of Euro 199 million in the previous year. Excluding these charges, EBIT improved to a profit of Euro 79 million for the 2007 fiscal year, up from negative Euro 18 million in the 2006 fiscal year.

Results for the Infineon group for the fourth quarter
In the fourth quarter, the Infineon group reported revenues of Euro 1.84 billion, net loss of Euro 280 million, EBIT of negative Euro 241 million, and basic and diluted loss per share of Euro 0.37. Included in the group net loss were charges of Euro 53 million relating to the write-down of deferred tax assets in connection with the adoption of the German Corporate Tax Reform Act 2008.
Results for the Infineon group for the 2007 fiscal year
Group revenues in the 2007 fiscal year were Euro 7.68 billion, down three percent year-on-year. Group net loss for the 2007 fiscal year amounted to Euro 368 million, compared to a net loss of Euro 268 million in the 2006 fiscal year. Group EBIT was negative Euro 256 million in the 2007 fiscal year, compared to EBIT of negative Euro 15 million in the prior year. Basic and diluted loss per share amounted to Euro 0.49 in the 2007 fiscal year, down from basic and diluted loss per share of Euro 0.36 in the 2006 fiscal year.
Outlook for Infineon excluding Qimonda for first quarter of the 2008 fiscal year
For the first quarter of the 2008 fiscal year, Infineon expects revenues for its segments excluding Qimonda, and including the mobile phone business recently acquired from LSI, to be about flat compared to the last quarter. The company anticipates EBIT for its businesses excluding Qimonda and excluding charges to decrease from last quarter’s level. In the first quarter, Infineon expects to book a low double-digit million Euro gain from the sale of a stake in its high-power bipolar activities. Antitrust approval for this transaction is still pending. In addition, Infineon expects to include a low double-digit million Euro write-down of acquired in-process research & development relating to the mobile phone business recently acquired from LSI.
Additional details concerning the outlook can be found in the segments’ sections below.
“We have improved EBIT and EBIT margin for Infineon excluding Qimonda and excluding charges throughout the 2007 fiscal year. EBIT in the Communication Solutions segment improved each quarter as we executed on our turn-around. The Automotive, Industrial & Multimarket segment also posted improved EBIT in each quarter of the 2007 fiscal year, with record revenues and EBIT in the fourth quarter”, said Dr. Wolfgang Ziebart, President and CEO of Infineon Technologies AG. “We expect to improve EBIT excluding charges for Infineon excluding Qimonda significantly in the 2008 fiscal year compared to the previous year and to make a significant step towards our fiscal 2009 goal of ten percent EBIT margin. We expect to meet our turn-around goal in wireless with break-even EBIT in the current quarter.
We also anticipate that our recent acquisitions of the DSL business of Texas Instruments and the mobile phone business of LSI will contribute to our growth.”

Segments’ fourth quarter performance and outlook
Automotive, Industrial & Multimarket (AIM)

Bars: Revenues in millions of Euro; Line: Reported EBIT margin in percent with EBIT in millions of Euro.
In the fourth quarter of the 2007 fiscal year, the Automotive, Industrial & Multimarket segment reported record revenues of Euro 814 million, representing an eight percent increase compared to the prior quarter. Segment EBIT increased to Euro 98 million from Euro 81 million in the prior quarter. Third quarter segment EBIT included a gain of Euro 17 million related to the sale of the company’s POF business.
Revenues and EBIT in the automotive business remained broadly unchanged from the third quarter, as expected. The industrial & multimarket business increased revenues and EBIT significantly, mainly due to seasonally higher demand in the consumer, computing, and telecom markets. The results of the security & ASICs business were better than anticipated, mainly due to high demand in the chip card and security business.
Automotive, Industrial & Multimarket’s outlook for first quarter of the 2008 fiscal year
In the first quarter of the 2008 fiscal year, Infineon expects the revenues of its Automotive, Industrial & Multimarket segment to decline by a high single-digit percentage compared to the prior quarter, mainly due to the usual seasonal pattern, the weak U.S. dollar, the deconsolidation of the high-power bipolar business, and to a lesser extent annual price reductions for major customers. Segment EBIT prior to inclusion of a low double-digit million Euro gain from the sale of a stake in the high-power bipolar activities is expected to follow the revenue decline. Revenues in the segment’s automotive business are expected to remain broadly unchanged from the previous quarter despite annual price reductions for major customers.
Revenues in the industrial & multimarket business are anticipated to decline due to seasonal weakness in the consumer, computing and telecom markets, the weak US dollar, and the deconsolidation of the high-power bipolar business. Results in the security & ASICs business are anticipated to decrease as some normalization in the chip card and security business is to be expected after the exceptionally high demand levels of the prior quarter.

Communication Solutions (COM)

Bars: Revenues in millions of Euro; Line: Reported EBIT margin in percent with EBIT in millions of Euro.
In the fourth quarter of the 2007 fiscal year, revenues in the Communication Solutions segment were Euro 318 million, a 23 percent increase compared to the prior quarter. This included a high-teens million Euro contribution from the DSL CPE activities acquired from Texas Instruments (TI). Segment EBIT for the fourth quarter improved to negative Euro 16 million, compared to negative Euro 34 million in the third quarter.
In the wireless business, revenues increased strongly, as expected, driven mainly by a further significant increase in mobile phone platform shipments. Excluding the acquired DSL business, revenues in the broadband business increased slightly compared to the prior quarter.
Communication Solutions’ outlook for the first quarter of the 2008 fiscal year
Revenues in the Communication Solutions segment are expected to grow significantly in the first quarter of the 2008 fiscal year compared to the prior quarter. This is expected to be driven by the full-quarter inclusion of the DSL CPE business acquired from TI, by the consolidation of the mobile phone business recently acquired from LSI, and by continued growth in shipments of mobile phone platform solutions. Segment EBIT as well as EBIT for the wireless business are anticipated to be about break-even prior to inclusion of a low double-digit million Euro charge for the write-down of acquired in-process research & development in connection with the acquisition of the mobile phone business of LSI, which Infineon expects to book in the first quarter of the 2008 fiscal year.

Qimonda

Bars: Revenues in millions of Euro; Line: Reported EBIT margin in percent with EBIT in millions of Euro *) EBIT reported net of minority interests.
In the fourth quarter of the 2007 fiscal year, Qimonda reported revenues of Euro 711 million, a decline of four percent from Euro 740 million in the third quarter. Fourth quarter EBIT was negative Euro 216 million compared to an EBIT of negative Euro 293 million in the third quarter. Minority interests, calculated from Qimonda’s fourth quarter net loss, were Euro 42 million. Infineon’s ownership in Qimonda as of September 30, 2007 was 77.5 percent, after Infineon sold 28.75 million Qimonda shares in the fourth quarter.
Qimonda’s outlook for the first quarter of the 2008 fiscal year
In the first quarter of the 2008 fiscal year, Qimonda expects its bit production to grow approximately 5 percent quarter over quarter, mainly based on productivity improvements from the ongoing conversion to 80 nanometer and 75 nanometer technologies, and including the effects of reducing 200 millimeter capacities.
Other Operating Segments / Corporate and Eliminations

	3 months	3 months	3 months	3 months	3 months
	ended	ended	ended	ended	ended
Revenues In Euro million	Sep 30, 06	Dec 31, 06	Mar 31, 07	Jun 30, 07	Sep 30, 07

Other Operating Segments	78	70	50	54	45

Corporate and Eliminations	(57)	(58)	(51)	(54)	(50)

	3 months	3 months	3 months	3 months	3 months
	ended	ended	ended	ended	ended
EBIT In Euro million	Sep 30, 06	Dec 31, 06	Mar 31, 07	Jun 30, 07	Sep 30, 07

Other Operating Segments	3	(3)	(5)	(2)	(2)

Corporate and Eliminations	(121)	(4)	(36)	(32)	(105)

EBIT in Corporate and Eliminations included net charges of Euro 93 million in the fourth quarter, mainly relating to the sale of Qimonda shares.
EBIT of Corporate and Eliminations in the third quarter included charges of Euro 20 million for restructuring measures in manufacturing facilities and further streamlining of the company’s research & development locations.

Other Operating Segments / Corporate and Eliminations’ outlook for the first quarter of the 2008 fiscal year
In the first quarter, Infineon expects revenues and EBIT in Other Operating Segments and Corporate and Eliminations to remain broadly unchanged compared to last quarter’s EBIT prior to inclusion of the charges mentioned above.
Additional major business highlights of Infineon’s segments in the fourth quarter of the 2007 fiscal year can be found in this document after the financial tables.
All figures are preliminary and unaudited.
Analyst telephone and press conferences
Infineon Technologies AG will conduct a telephone conference (in English only) with analysts and investors on November 14, 2007, at 10:00 a.m. Central European Time (CET), 4:00 a.m. Eastern Standard Time (U.S. EST), to discuss operating performance during the fourth quarter of the 2007 fiscal year. In addition, the Infineon Management Board will host a press conference with the media at 11:30 a.m. (CET), 5:30 a.m. (U.S. EST). It can be followed in German and English over the Internet. Both conferences will be available live and for download on the Infineon web site at www.infineon.com.
IFX financial and trade fair calendar (*preliminary date)
➢	Feb 7, 2008* Earnings Release for the First Quarter of the 2008 Fiscal Year

➢	Feb 12, 2008* Analyst Presentation at the Mobile World Congress in Barcelona

➢	Feb 14, 2008* Annual General Meeting of Shareholders

➢	Apr 23, 2008* Earnings Release for the Second Quarter of the 2008 Fiscal Year

➢	Jun 2/3, 2008* IFX Day: Annual Analyst and Investor Day

➢	Jul 25, 2008* Earnings Release for the Third Quarter of the 2008 Fiscal Year

➢	Dec 03, 2008* Earnings Release for the Fourth Quarter and Full 2008 Fiscal Year
New in the IFX podcast section at www.infineon.com/podcast
➢	Silicon Microphone

➢	Infineon develops a new and energy efficient transistor technology

➢	High-definition sound using Voice over IP (VoIP)

➢	Voice over IP — a Myth or a piece of cake?

FINANCIAL INFORMATION
According to U.S. GAAP — Preliminary and Unaudited
Condensed Consolidated Statements of Operations

	3 months ended			12 months ended
in Euro million	Sep 30, 06	Jun 30, 07	Sep 30, 07	Sep 30, 06	Sep 30, 07

Net sales	2,290	1,751	1,838	7,929	7,682
Cost of goods sold	(1,640)	(1,639)	(1,539)	(5,854)	(6,092)

Gross profit	650	112	299	2,075	1,590

Research and development expenses	(303)	(295)	(301)	(1,249)	(1,169)
Selling, general and administrative expenses	(219)	(172)	(195)	(751)	(700)
Restructuring charges	(5)	(20)	(3)	(23)	(45)
Other operating (expense) income, net	(97)	23	(76)	(108)	(46)

Operating income (loss)	26	(352)	(276)	(56)	(370)

Interest expense, net	(21)	(10)	(4)	(92)	(33)
Equity in earnings of associated companies, net	40	39	13	78	117
Gain (loss) on subsidiaries and associated company share issuance, net	(11)	—	—	19	—
Other non-operating (expense) income, net	(12)	7	(10)	(33)	13
Minority interests	(13)	26	32	(23)	19

Income (loss) before income taxes	9	(290)	(245)	(107)	(254)

Income tax (expense) benefit	(45)	93	(35)	(161)	(79)

Loss before extraordinary loss	(36)	(197)	(280)	(268)	(333)

Extraordinary loss, net of tax	—	—	—	—	(35)

Net loss	(36)	(197)	(280)	(268)	(368)

Loss per share*:
Shares in millions

Weighted average shares outstanding — basic and diluted	748	749	749	748	749

Loss per share — basic and diluted (in Euro)	(0.05)	(0.26)	(0.37)	(0.36)	(0.49)

*	Quarterly loss per share may not add up to year-to-date loss per share due to rounding.
EBIT
The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT, among other measures, to establish budgets and operational goals, to manage the Company’s business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate operating segments. Because many operating decisions, such as allocations of resources to individual projects, are made on a basis for which the effects of financing the overall business and of taxation are of marginal relevance, management finds a metric that excludes the effects of interest on financing and tax expense useful. In addition, in measuring operating performance, particularly for the purpose of making internal decisions, such as those relating to personnel matters, it is useful for management to consider a measure that excludes items over which the individuals being evaluated have minimal control, such as enterprise-level taxation and financing.

	3 months ended			12 months ended
in Euro million	Sep 30, 06	Jun 30, 07	Sep 30, 07	Sep 30, 06	Sep 30, 07

Net loss	(36)	(197)	(280)	(268)	(368)
- Income tax expense (income)	45	(93)	35	161	79
- Interest expense, net	21	10	4	92	33

EBIT	30	(280)	(241)	(15)	(256)

Segment Results

	3 months ended			12 months ended
Net sales in Euro million	Sep 30, 06	Sep 30, 07	+/- in %	Sep 30, 06	Sep 30, 07	+/- in %

Automotive, Industrial & Multimarket	740	814	10	2,839	3,017	6
Communication Solutions(1)	297	318	7	1,205	1,051	(13)
Other Operating Segments(2)	78	45	(42)	310	219	(29)
Corporate and Eliminations(3)	(57)	(50)	12	(240)	(213)	11

Subtotal	1,058	1,127	7	4,114	4,074	(1)

Qimonda	1,232	711	(42)	3,815	3,608	(5)

Infineon consolidated	2,290	1,838	(20)	7,929	7,682	(3)

	3 months ended			12 months ended
EBIT in Euro million	Sep 30, 06	Sep 30, 07	+/- in %	Sep 30, 06	Sep 30, 07	+/- in %

Automotive, Industrial & Multimarket	64	98	53	246	300	22
Communication Solutions	(120)	(16)	87	(231)	(160)	31
Other Operating Segments	3	(2)	---	4	(12)	---
Corporate and Eliminations	(121)	(105)	13	(236)	(177)	25

Subtotal	(174)	(25)	86	(217)	(49)	77

Qimonda(4)	204	(216)	---	202	(207)	---

Infineon consolidated	30	(241)	---	(15)	(256)	---

(1)	Includes inter-segment sales of €0 and €10 million for the three months ended September 30, 2006 and 2007, respectively, and €0 and €30 million for the fiscal years ended September 30, 2006 and 2007, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €63 million and €43 million for the three months ended September 30, 2006 and 2007, respectively, and €256 million and €189 million for the fiscal years ended September 30, 2006 and 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €63 million and €53 million for the three months ended September 30, 2006 and 2007, respectively and €256 million and €219 million for the fiscal years ended September 30, 2006 and 2007, respectively.

(4)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.

	3 months ended
Net sales in Euro million	Jun 30, 07	Sep 30, 07	+/- in %

Automotive, Industrial & Multimarket	752	814	8
Communication Solutions(1)	259	318	23
Other Operating Segments(2)	54	45	(17)
Corporate and Eliminations(3)	(54)	(50)	7

Subtotal	1,011	1,127	11

Qimonda	740	711	(4)

Infineon consolidated	1,751	1,838	5

	3 months ended
EBIT in Euro million	Jun 30, 07	Sep 30, 07	+/- in %

Automotive, Industrial & Multimarket	81	98	21
Communication Solutions	(34)	(16)	53
Other Operating Segments	(2)	(2)	—
Corporate and Eliminations	(32)	(105)	---

Subtotal	13	(25)	---

Qimonda(4)	(293)	(216)	26

Infineon consolidated	(280)	(241)	14

(1)	Includes inter-segment sales of €10 million and €10 million for the three months ended June 30, 2007 and September 30, 2007, respectively, from sales of wireless communication applications to Qimonda.

(2)	Includes inter-segment sales of €47 million and €43 million for the three months ended June 30, 2007 and September 30, 2007, respectively, from sales of wafers from Infineon’s 200-millimeter facility in Dresden to Qimonda under foundry agreements.

(3)	Includes the elimination of inter-segment sales of €57 million and €53 million for the three months ended June 30, 2007 and September 30, 2007, respectively.

(4)	EBIT results of Qimonda for the period following its IPO are reported net of minority interest results.

Regional Sales Development

	12 months ended
Regional sales in %	Sep 30, 06	Sep 30, 07

Germany	17%	15%
Other Europe	17%	16%
North America	27%	25%
Asia — Pacific	31%	34%
Japan	6%	9%
Other	2%	1%

Total	100%	100%

Europe	34%	31%

Outside-Europe	66%	69%

Condensed Consolidated Balance Sheets

in Euro million	Sep 30, 2006	Sep 30, 2007

Assets
Current assets:
Cash and cash equivalents	2,040	1,819
Marketable securities	615	475
Trade accounts receivable, net	1,245	894
Inventories	1,202	1,217
Deferred income taxes	97	66
Other current assets	482	807

Total current assets	5,681	5,278

Property, plant and equipment, net	3,764	3,647
Intangible assets, net	230	232
Long-term investments	659	652
Restricted cash	78	77
Deferred income taxes	627	593
Pension assets	—	60
Other assets	146	140

Total assets	11,185	10,679

in Euro million	Sep 30, 2006	Sep 30, 2007

Liabilities and shareholders’ equity
Current liabilities:
Short-term debt and current maturities	797	336
Trade accounts payable	1,245	1,285
Accrued liabilities	525	526
Deferred income taxes	26	15
Short-term pension liabilities	—	5
Other current liabilities	712	680

Total current liabilities	3,305	2,847

Long-term debt	1,208	1,376
Pension liabilities	134	111
Deferred income taxes	60	46
Long-term liabilities	46	36
Other liabilities	277	316

Total liabilities	5,030	4,732

Minority Interests	840	1,033

Total shareholders’ equity	5,315	4,914

Total liabilities and shareholders’ equity	11,185	10,679

Condensed Consolidated Statements of Cash Flows

	3 months ended			12 months ended
in Euro million	Sep 30, 06	Jun 30, 07	Sep 30, 07	Sep 30, 06	Sep 30, 07

Net cash provided by operating activities	456	96	504	1,003	1,207

Net cash used in investing activities	(203)	(287)	(116)	(853)	(867)

Net cash provided by (used in) financing activities	428	1	142	762	(521)

Effect of foreign exchange rate changes	(5)	(3)	(18)	(20)	(40)

Net increase (decrease) in cash and cash equivalents	676	(193)	512	892	(221)

Depreciation and amortization	351	314	316	1,405	1,276

Purchases of property, plant and equipment	(288)	(346)	(445)	(1,253)	(1,375)

Gross and Net Cash Position
Infineon defines gross cash position as cash and cash equivalents and marketable securities, and net cash position as gross cash position less short and long-term debt. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for U.S. GAAP purposes are not considered to be “cash”, it reports its gross and net cash positions to provide investors with an understanding of the Company’s overall liquidity. The gross and net cash position is determined as follows from the condensed consolidated balance sheets, without adjustment to the U.S. GAAP amounts presented:

in Euro million		Sep 30, 06	Jun 30, 07	Sep 30, 07

Cash and cash equivalents		2,040	1,307	1,819
Marketable securities		615	475	475

Gross Cash Position		2,655	1,782	2,294

Less:	short-term debt	797	257	336
	long-term debt	1,208	1,136	1,376

Net Cash Position		650	389	582

Free Cash Flow
Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure that can be used to evaluate changes in liquidity after taking capital expenditures into account. Free cash flow is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the condensed consolidated cash flow statements, without adjustment to the U.S. GAAP amounts presented:

	3 months ended			12 months ended
in Euro million	Sep 30, 06	Jun 30, 07	Sep 30, 07	Sep 30, 06	Sep 30, 07

Net cash provided by operating activities	456	96	504	1,003	1,207
Net cash used in investing activities	(203)	(287)	(116)	(853)	(867)
Thereof: Sale of marketable securities, net	(59)	(28)	—	(238)	(133)

Free cash flow	194	(219)	388	(88)	207

Employee Data	Sep 30, 06	Jun 30, 07	Sep 30, 07

Infineon without Qimonda	29,849	29,555	29,598
Qimonda	11,802	12,974	13,481
Infineon worldwide	41,651	42,529	43,079
Thereof: Research and Development	7,745	8,168	8,339

Infineon business highlights for the fourth quarter of the 2007 fiscal year
•	AIM: With growth rates estimated at approximately 10 percent within the next five years, safety applications in automotive electronics are expected to be the fastest growing. Various system manufacturers have opted in favor of using sensors to monitor tire pressure and microcontrollers from the recently introduced XC2300 family for electrical steering and airbag systems. Infineon has already been able to claim the Number 1 position for sensors for tire pressure monitoring systems (TPMS), ABS and side airbags and, thanks to new design-wins, will continue to expand this lead.
Energy efficiency
•	AIM: Infineon was able to win new customers for industrial microcontrollers for electronic drive control systems and obtained new orders from the existing customer base, which led to a growth in sales of 16-bit flash microcontrollers of approximately 50 percent in fiscal 2007. With the introduction of the 8-bit microcontroller family, the company has now also addressed the market for electric bicycles. Within a very short time, Infineon has been able to claim an international market share in this field of approximately ten percent. In China, for example, some 18.5 million e-bikes will be produced in 2007; this market is expected to grow at a rate of around 25 percent a year.

•	AIM: The business with chips that are used in fluorescent lamp ballasts is still increasing strongly, particularly due to the expansion of the customer base in the lighting technology sector. Infineon is currently supplying the five largest manufacturers in the lighting technology sector.

•	AIM: With the licensing of a specific package technology used in power conversion, Infineon was able to further consolidate its leading position in the OptiMOS 2 and OptiMOS 3 power semiconductor families. OptiMOS 2 samples deploying this package technology are expected to be available starting early 2008. The package technology is designed for use in AC-DC and DC-DC power conversion applications in computers, notebooks, telecommunications and consumer electronics devices.
Communications
•	COM: Infineon again increased mobile phone platform shipments significantly, driven by strong demand from several major customers for its entry-level single-chip solution for ultra-low cost mobile phones and EDGE platform.

•	COM: The company announced the acquisition of LSI’s Mobility Products Group, which will strengthen Infineon’s position with important mobile phone customers, especially Samsung, and add highly qualified experts to the Infineon team.

•	COM: The company further expanded its wireless customer base with the development of a 3G RF transceiver for Motorola based on Infineon’s SMARTi UE.

•	COM: Infineon was presented the InfoVision Award from the International Engineering Consortium (IEC) and once more awarded for technology leadership. Its integrated AMAZON-SE ADSL2/ 2+ system-on-a-chip (SoC) was selected as the winner in the “Enabling Silicon and Component-Level Technologies” category for its robust, high-performance solution.
Security
•	AIM: Infineon is the Number 1 chip supplier in the chip card industry for the tenth consecutive year and also holds a leading position in the growth markets for contactless chip cards, identification and pay cards.

•	AIM: Further countries selected Infineon security chips for their electronic passports. In 2007, 40 countries around the world will issue approximately 70 million such passports and in 2008 some 15 nations in Eastern Europe, South America and Asia will add to that number. Approximately 35 percent of all the electronic passports issued contain an Infineon chip.

•	AIM: Customer interest is very high in the recently introduced SLE 76 family of security controllers, which have been specially developed for use in SIM cards in the growing high-volume segment with a memory size of 64 to 256 KB.
About Infineon
Infineon Technologies AG, Neubiberg, Germany, offers semiconductor and system solutions addressing three central challenges to modern society: energy efficiency, communications, and security. In the 2007 fiscal year (ending September), the company reported sales of Euro 7.7 billion (including Qimonda sales of Euro 3.6 billion) with approximately 43,000 employees worldwide (including approximately 13,500 Qimonda employees). With a global presence, Infineon operates through its subsidiaries in the U.S. from Milpitas, CA, in the Asia-Pacific region from Singapore, and in Japan from Tokyo. Infineon is listed on the Frankfurt Stock Exchange and on the New York Stock Exchange (ticker symbol: IFX).
About Qimonda
Qimonda AG is a leading supplier of DRAM memory products. Following its carve out from Infineon Technologies AG on May 1, 2006, Qimonda went public on the New York Stock Exchange on August 9, 2006. The company generated net sales of Euro 3.6 billion in its 2007 fiscal year with approximately 13,500 employees worldwide. Qimonda has access to five 300mm manufacturing sites on three continents and operates five major R&D facilities, including its lead R&D center in Dresden, Germany. The company is a leading supplier of DRAM products to PC and server manufacturers and is increasingly using its power saving trench technology for graphics, mobile and consumer applications.

Further information is available at www.qimonda.com.
Infineon’s group results include the consolidated results of Qimonda. Qimonda provides outlook on its business separately.
D I S C L A I M E R
This discussion includes forward-looking statements about our future business. These forward-looking statements include statements relating to future developments in the world semiconductor market, including the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the continuing transitioning of our production processes to smaller structure sizes, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, our ability to achieve our cost savings and growth targets, and the continued development of the business of Qimonda as a stand-alone entity and any future corporate financing measures Infineon or Qimonda may undertake. These forward-looking statements are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as the other factors mentioned herein and those described in the “Risk Factors” section of the annual report of Infineon on Form 20-F filed with the U.S. Securities and Exchange Commission on November 30, 2006. As a result, our actual results could differ materially from those contained in the forward-looking statements. Infineon does not intend or assume any obligation to update or revise these forward-looking statements in light of developments which differ from those anticipated.
For the Finance and Business Press: INFXX200711.009e

Worldwide Headquarters:	Name:	Phone:	Email:
Media Relations Investor Relations	Günter Gaugler EU/APAC/USA/CAN	+49 89 234 28481 +49 89 234 26655	guenter.gaugler@infineon.com investor.relations@infineon.com